Exhibit 21

Subsidiaries

Name	Ownership

Community Bank (Pennsylvania-chartered)	100% owned by CB Financial Services, Inc.

Exchange Underwriters, Inc. (Pennsylvania-incorporated)	100% owned by Community Bank